SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December    , 2002

Commission File Number 0-29546

America Mineral Fields Inc
(Translation of registrant’s name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AMERICA
MINERAL
FIELDS INC.
Bringing World Class
Assets to Value

Investment Highlights

•	High quality, base metal and diamond projects
•	Significantly reduced political and economic risks in countries of operation
•	Core Kolwezi tailings project highly advanced
•	Management team has significant international mining experience
•	Powerful and supportive shareholders
•	TSX Listing provides solid base to access further capital

High Quality Advanced Projects

The Kolwezi Tailings
World’s lowest cost cobalt resource

The Kipushi Zinc Mine
A major developed zinc resource

Cuango River Diamonds
Historical rich source of alluvial diamonds

Project Location Map

CONGO
DEMOCRATIC REPUBLIC OF CONGO
TANZANIA
Kinshasa
M'Banza Congo
Uige
Luanda
Melanje
AMF Angolan Permits
Kolwezi
Kipushi
Lubumbashi
Solwezi
Katwishi
ANGOLA
Atlantic Ocean
Huambo
ZAMBIA
Kabwe
Mongu
Lusaka
20°
30°
10°

Political & Economic Improvements

•	Hostilities ended in DRC and Angola

Political & Economic Improvements

•	Hostilities ended in DRC and Angola

•	Macro-economic fundamentals stabilizing

•	Return of IMF and other multi-laterals

•	Programs for debt forgiveness and foreign aid in DRC

•	Rebuilding of infrastructure

•	New mining code in DRC

•	More conducive settings for foreign investors

High Quality Advanced Projects

The Kolwezi Tailings

World’s lowest cost cobalt resource

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC

•	Ranks amongst the world’s largest sources of cobalt

Kolwezi – The Cobalt Resource

•	3rd Largest Resource Worldwide

•	Potentially World’s largest Cobalt Producer

•	Potentially lowest Cost Producer of Cobalt

Thousand tonnes of contained metal

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC

•	Ranks amongst the world’s largest sources of cobalt

•	Resource of 112mn t of oxide tailings in two dams

The Kolwezi Resource

The Kolwezi Project Layout

Kolwezi Town
Musonoi Tailings (70.5 mt)
Zinc Plant
Kolwezi Concentrator
New Tailings Dam No.2 (Tailings from existing plant)
KMT Concession Boundary Line
Kingamyambo Tailings Dam (42.3 mt)
Sulphide Tailings
Power Line
Proposed Plant Site
Proposed Railway Line
Waste Dump
KOV Pit
New Tailings Dam No.1 (Tailings from retreatment plant)
0 1 2 3 km
A C A Howe International Limited

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC
•	Ranks amongst the world’s largest sources of cobalt
•	Resource of 112mn t of oxide tailings in two dams
•	Potentially the world’s lowest cost cobalt producer
•	Copper production costs in lowest quartile globally

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC
•	Ranks amongst the world’s largest sources of cobalt
•	Resource of 112mn t of oxide tailings in two dams
•	Expected to be the world’s lowest cost cobalt producer
•	Copper production costs expected to be in the lowest quartile globally
•	Negligible geological and mining risk

Mining Method and Mine Plan

•	High pressure monitors for tailings extraction
•	Kingamyambo Dam mined throughout the year
•	Musonoi mined during the dry season
•	Extraction of high grade pockets in the early years will hasten pay-back

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC

•	Ranks amongst the world’s largest sources of cobalt

•	Resource of 112mn t of oxide tailings in two dams

•	Potentially the world’s lowest cost cobalt producer

•	Copper production costs in the lowest quartile globally

•	Negligible geological and mining risk

•	Established metallurgical process and premium product quality

Process Flow-Sheet

Pilot Plant Programme

• 100 tonnes of material treated

• Operational for 12 months

• Establishment of efficient and stable flow sheet design

• High quality metal produced

• Copper Cathode > 99.9%

• Cobalt Cathode > 99.9%

• Metal Recoveries to expectations

• Copper to Cathode > 93%

• Cobalt to Cathode > 76%

What is the Kolwezi Project?

•	World class copper/cobalt project located in DRC

•	Ranks amongst the world’s largest sources of cobalt

•	Resource of 112mn t of oxide tailings in two dams

•	Potentially the world’s lowest cost cobalt producer

•	Copper production costs in the lowest quartile globally

•	Negligible geological and mining risk

•	Established metallurgical process and premium product quality

•	Very robust project economics and bankability

Capital Cost Summary*

Value engineering should help to reduce capital costs during the final feasibility stage

Operating Costs

Total operating costs	˜	$69.6 million p.a.
Unit operating costs	˜	$24.0 per tonne

Project Economics – Phase 1

Revenue & Costs in Real Terms Phase 1

Current Ownership Structure

Proposed Ownership Structure

Financing Kolwezi

•	Raise initial equity at the AMF and CMD levels
•	Select industry and financial partners
•	Confirm political risk insurance availability
•	Establish clear legal title
•	Meet the needs of the lending banks – security arrangements (substitution)
•	Participation of multilateral & bilateral agencies i.e. guarantees, loans & infrastructure
•	Demonstrate to equity markets that DRC is an attractive place to invest (AIM listing for AMF)

Indicative Closing Timetable

Negotiation with GCM & GDRC - 2002

Select Industry Partner - April 2003

Approach to banks – Jan to Sept 2003

Complete FS & EIA – June 2003

Receipt of Mining License – June 2003

Financing Arranged by December 2003

Go Ahead – December 2003

High Quality Advanced Projects

The Kolwezi Tailings
World’s lowest cost cobalt resource

The Kipushi Zinc Mine
A major developed zinc resource

Kipushi Key Features

•	High grade zinc-copper resource with extensive underground and surface infrastructure		Size of Major Zinc Deposit
Mn Tonnes of contained zinc equivalence

	–	Total measured, indicated and inferred resource of 26.0 mn tonnes at 19.0% Zn, 2.18% Cu

•	Mine remains in excellent condition

•	Framework agreement signed in March 96 renewed August 98

•	January 2002 JV agreement signed between AMZ and Zincor

AMZ – Zincor Joint venture

•	Zincor has exercised an option to acquire 50%

•	Zincor can earn up to 50% by matching AMZ’s expenditure to date of US$3.5 mn

•	Thereafter investment costs split 50:50

•	Zincor to have technical leadership

•	New JV company established called Zincongo

•	New JV to negotiate Heads of Agreement with Gécamines

High Quality Advanced Projects

The Kolwezi Tailings

World’s lowest cost cobalt resource

The Kipushi Zinc Mine

A major developed zinc resource

Cuango River Diamonds

Historical rich source of alluvial diamonds

Cuango River Diamonds

The Licences

•	Two highly prospective licences in northeast Angola covering the Cuango river

•	Downstream from areas of past and current diamond production with historical values of $240 per carat

•	Mining licence covers river channel and terraces, old workings and existing artisanal operations

•	Exploration licence covers Cuango river floodplain corridor and significant tributaries

•	Potential for primary sources within both licences

•	Exploration budget of US$ 3 million +

Agreed Ownership Structure

51% during period of shareholder loans, thereafter 49% but with majority voting control

Floodplain – Illustrative Economics

•	Preliminary project economics based upon

	–	1 million m3 per annum dredging operation – capital cost $11.5 million

	–	Grade of 0.2 carats per m3

	–	Carat value assumed at $240

•	Scoping study suggests high returns (60% IRR) and rapid payback (<2 years) to IDAS

Management

•	Chairman	Bernie Vavala	A private investor representing major shareholdings in AMZ

Management

•	Chairman	Bernie Vavala	A private investor representing major shareholdings in AMZ

•	CEO	Tim Read	30+ years international mining and finance experience

Management

•	Chairman	Bernie Vavala	A private investor representing major shareholdings in AMZ

•	CEO	Tim Read	30+ years international mining and finance experience

•	COO	Bernard Pryor	18+ years international experience in the mining industry

Management

•	Chairman	Bernie Vavala	A private investor representing major shareholdings in AMZ

•	CEO	Tim Read	30+ years international mining and finance experience

•	COO	Bernard Pryor	18+ years international experience in the mining industry

•	CFO	Ted Button	25+ years international experience in the mining industry

Management

•	Chairman	Bernie Vavala	A private investor representing major shareholdings in AMZ

•	CEO	Tim Read	30+ years international mining and finance experience

•	COO	Bernard Pryor	18+ years international experience in the mining industry

•	CFO	Ted Button	25+ years international experience in the mining industry

•	Principal Advisors		CIBC Royal Bank of Scotland ACA Howe Clifford Chance KPMG Stikeman & Elliot

Corporate Information

Shares Issued	32.1 m	Major Shareholders

Shares fully diluted	34.4 m	Gondwana	29%

Current Share Price	C$0.50	Umicore	11%

Market Cap	US$ 10.1 m

Cash	US$ 3.5 m	Listing	TSX

Indebtedness	0%

Investment Highlights

•	High quality, base metal and diamond projects

•	Significantly reduced political and economic risks in countries of operation

•	Core Kolwezi tailings project highly advanced

•	Management team has significant international mining experience

•	Powerful and supportive shareholders

•	TSX Listing provides solid base to access further capital

Better Drunk than Ugly!

An environment of high political risk can improve – e.g. Chile and Tanzania.

An indifferent mineral resource is likely to remain an indifferent mineral resource.

AMF’s high quality resources are in countries whose political and economic rehabilitation is now leading to added value and very attractive returns.

Further Information Please contact :

Mr Tim Read	Mr Martti Kangas
Chief Executive Officer	Investor Relations
America Mineral Fields Inc	The Equicom Group
St George’s House	20 Toronto Street
15 Hanover Square	Toronto, Canada
London, UK, W1S 1HS	M5C 2B8

Tel: +44 (0) 20 7355 3552	+ 1 416-815-0700 x. 243
Fax: +44 (0) 20 7355 3554	+ 1 416-815-0080
Email: london@am-min.com	mkangas@equicomgroup.com

Legal Disclaimer

NI 43-101

All resource estimates made in this presentation have been calculated in accordance with the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification system, incorporating economics and confidence level in reporting information.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used herein are Canadian mining terms, defined in accordance with National Instrument 43-101 in accordance with the guidelines set out in the CIM standards. These terms are not defined in accordance with United States standards and may not generally be used in documents filed with the United States Securities and Exchange Commission (“SEC”) by U.S. companies. The CIM standards differ significantly from the requirements of the SEC, and descriptions of mineralisation and resource information reported herein may not be comparable to similar information reported by U.S. companies.

The Company’s mineral resources were audited/reviewed by the following qualified persons (as defined in National Instrument 43-101):

•	Kolwezi Project – Dr. Isobel Clark of Geostokes Limited (independent engineering firm).

•	Kipushi Project – Charles Carron Brown of Techpro Mining and Metallurgy in May, 1997.

Legal Disclaimer (continued)

Forward Looking Statements

This presentation contains “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning, among other things, the Company’s plans for the Kolwezi Tailings Project, the Kipushi Project, Angolan diamond exploration, the Company’s plans for future growth, future debt and equity financings and estimates of quantities of metals that will be found to be present in mineral deposits, and, the assessment that mineral deposits can be mined profitably in the future. Statements concerning mineral reserves may also be deemed to constitute forward-looking statements to the extent that such statements reflect the conclusion that the deposit may be economically exploitable.

Statements that express or involve discussions with respect to predictions, expectations, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward looking statements”.

Legal Disclaimer (continued)

Forward Looking Statements (continued)

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits, results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, due to recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, political risks involving operations in Democratic Republic of Congo, Angola, Zambia and the policies of other nations towards companies doing business in these jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended October 31, 2001, and reports on Form 6K filed with the SEC, the Company’s Annual Information Form (“AIF”) filed with the Ontario Securities Commission and other Canadian securities regulatory authorities.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. The Company does not undertake to update forward-looking statements if management’s beliefs, estimates or other circumstances should change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

America Mineral Fields Inc.
(Registrant)

Date December 12, 2002	By:	/S/ PAUL C. MACNEILL
(Print) Name: Paul C. MacNeill
Title: Director